Exhibit (a)(1)(G)

To:	Eligible Optionholders
From:	David Brady
cc:	Frances Doria
Date:	March 26, 2009
Subject:	Stock Option Exchange

On March 26, 2009, in response to comments received from the Securities and Exchange Commission, Hologic, Inc. amended the terms of the offer underlying its option exchange program. As a result, the offer’s expiration date has been extended until 5:00 p.m., Eastern Time, on April 5, 2009 (unless the expiration date is further extended by Hologic).

If you have already tendered your options for exchange, no further action is necessary to participate in the Exchange Offer, however, you should note that you now have until 5:00 p.m. on Sunday, April 5, 2009 to withdraw any options tendered for exchange. If you have not already tendered your options for exchange, you may take advantage of the Exchange Offer if you are an eligible optionholder and you hold eligible option grants. These terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Options, dated March 9, 2009, as amended on March 26, 2009, a copy of which is attached to this e-mail. Also attached to this e-mail are the following documents related to the Exchange Offer:

•	Election Form, as amended March 26, 2009

•	Notice of Withdrawal, as amended March 26, 2009

Please carefully read all of the documents included in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions as set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form, to Dave Brady, so that we receive it before 5:00 p.m., Eastern Time, on April 5, 2009 (or a later expiration date if Hologic extends the offer). The document must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Exchange Offer, please contact Dave Brady at 718-999-7418 or Fran Doria at 781-999-7377.